ZI BOARD OF DIRECTORS CONFIRMS RECOMMENDATION THAT SHAREHOLDERS REJECT NUANCE’S OFFER TO PURCHASE ZI SHARES

CALGARY, AB, December 30, 2008 – Zi Corporation (NASDAQ: ZICA, TSX: ZIC) (the "Company" or "Zi") today announced that the Board of Directors of Zi ("Zi’s Board") has confirmed its recommendation that its shareholders ("Shareholders") reject the offer (the "Offer") by Nuance Communications, Inc. ("Nuance") to purchase all of the common shares of Zi ("Zi Shares") for US$0.40. The Offer expires on January 2, 2009. To reject the Offer, Shareholders do not need to do anything. If Shareholders have already tendered their Zi Shares, they can withdraw them. For information on how to withdraw Zi Shares that have been tendered, Shareholders can contact their broker or Zi’s information agent, Laurel Hill Advisory Group at 1-888-819-0207.

On November 26, 2008, Nuance made a conditional offer to the holders of Zi Shares for US$0.40 per Zi Share in cash. In response to the Offer, Zi’s Board established a Special Committee of its independent directors. The Special Committee carefully reviewed and considered the Offer and reported to Zi’s Board. Based on that review, and after receiving the benefit of advice from its legal and financial advisors, Zi’s Board recommended on December 11, 2008 that Shareholders reject the Offer and that Shareholders not tender their Zi Shares at that time. Since making its recommendation, the Special Committee has reviewed the Offer and the status of potential opportunities that may result in an enhanced Offer. Based on the Special Committee’s review and the information available to it at this time, ZI’S BOARD UNANIMOUSLY CONFIRMS ITS PREVIOUS RECOMMENDATION THAT SHAREHOLDERS REJECT THE OFFER AND THAT SHAREHOLDERS DO NOT TENDER THEIR ZI SHARES TO THE OFFER. IF SHAREHOLDERS HAVE ALREADY TENDERED THEIR ZI SHARES, SHAREHOLDERS SHOULD WITHDRAW THEM.

In confirming its previous recommendation, the Special Committee considered certain updates relating to factors previously considered and outlined in Zi’s Directors Circular dated December 11, 2008, including, but not limited to, the following:

  after discussions with Nuance regarding the Offer, Zi delivered a counterproposal to Nuance to enhance the Offer. Although Zi has not received any response from Nuance on the counterproposal, it is aware that Nuance and a major Shareholder of Zi are currently in discussions to enhance the Offer in exchange for the major Shareholder’s support of the Offer; and

  since the initial recommendation made to Shareholders to reject the Offer on December 11, 2008, Zi has also been active in discussions with third parties concerning potential alternative transactions to generate greater value to Shareholders. Although discussions with third parties are continuing, the Special Committee does not believe that any potential alternative transaction will come to fruition prior to the expiry of the Offer.

Zi’s Shareholders are strongly advised to read the Directors’ Circular mailed to Shareholders on December 11, 2008 because it contains important information about the Offer. Shareholders may also obtain a copy of the Directors’ Circular from Zi’s website at www.zicorp.com. Copies are also available at the Canadian SEDAR website at www.sedar.com and at the SEC’s website at www.sec.gov. The Directors’ Circular is also included as an exhibit to Zi’s Recommendation Statement on Schedule 14D-9, which was filed with the SEC on December 11, 2008. Zi’s Shareholders are also advised to read the Schedule 14D-9 and amendments thereto which may be filed by Zi. If any Zi Shareholder has any questions regarding the recommendation of Zi’s Board or requires assistance withdrawing Zi Shares from the Offer, such Shareholder is advised to contact Zi’s information agent, Laurel Hill Advisory Group, at 1-888-819-0207.

About Zi Corporation:

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on The Nasdaq Capital Market (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com.

Safe Harbor Statement:

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi, including the ability of Zi or a major Shareholder of Zi to continue to pursue discussions with Nuance to enhance the Offer and the prospects for alternative transactions to generate greater value to Shareholders. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: competition; global economic conditions and uncertainties in the geopolitical environment; rapid technological and market change; matters affecting Zi’s significant shareholder; litigation involving patents, intellectual property, and other matters; Zi's ability to manage financial risk; Zi’s ability to successfully perform its license agreements and ability to successfully enter into new license agreements with new and existing customers; Zi’s ability to raise capital on terms favourable to it, if at all; currency fluctuations and other international factors; potential volatility in operating results, Zi’s current and future operating expense levels and R&D expense levels; and other factors listed in Zi’s filings with the U.S. Securities and Exchange Commission. Zi believes that the expectations reflected in this press release are reasonable, but actual results may be affected by a variety of variables and may be materially different from the results or events in the forward looking statements. Any projections in this release are based on limited information currently available to Zi, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi will not necessarily update the information. Such information speaks only as of the date of this release.

Zi™, Decuma™, Qix™, eZiText™ and eZiType™ are either trademarks or registered trademarks of Zi Corporation and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:
Laurel Hill Advisory Group	Zi Corporation	Zi Corporation
888-819-0207	Milos Djokovic, CEO	Blair Mullin, CFO
	403-233-8875	403-233-8875
	milos@zicorp.com	bmullin@zicorp.com